DILWORTH PAXSON LLP

direct dial number: (202) 466-9151	Kathleen L. Cerveny KCERVENY@DILWORTHLAW.COM
May 18, 2006
VIA FACSIMILE
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-1
Amendment No. 7 Filed on May 2, 2006
File No. 333-124240
Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Corporation” or “Community Bankers”), we hereby submit to the Securities and Exchange Commission (the “Commission”) the attached proposed revised pages of Amendment No. 8 to the Registration Statement. The revisions incorporate changes responsive to our further discussion of the Staff’s comments on May 17, 2006.
     After further discussion with the Staff and further consideration of the proposed provisions of the Corporation’s Amended and Restated Certificate of Incorporation, the Corporation has decided to amend and restate its Certificate of Incorporation. Article Sixth will be amended to require that the board of directors, in the event the Business Combination is not completed within the time disclosed in the prospectus, adopt, within 15 days following such period, a resolution pursuant to Section 275(a) of the Delaware General Corporation Law finding the dissolution of the Corporation advisable and to provide notice required by Section 275(a) as promptly as possible thereafter. In addition, Article Third will be amended and restated to provide that in the event that a Business Combination is not timely completed, then “the purposes of the Corporation shall automatically, with no action required by the board of directors or the stockholders, on the Termination Date [defined therein as the conclusion of the 18 months or 24 months during which the Corporation may effect its business combination], be limited to effecting and implementing the dissolution and liquidation of the Corporation and the taking of any other actions expressly required to be taken herein on or after the Termination Date and the Corporation’s powers shall thereupon be limited to those set forth in Section 278 of the General Corporation Law of Delaware and as otherwise may be necessary to implement the limited purposes of the Corporation as provided herein.” The entire Amended and Restated Certificate of Incorporation, a copy of which is attached for your convenience, will be included as Exhibit 3.1 to the Amendment No. 8 filing.
     Hence, we believe such provisions proposed to be included in the Certificate of Incorporation eliminate two outstanding Staff concerns subject of our most recent discussion.
1.	First, there remains no uncertainty as to whether board action would be taken with respect to the Corporation’s dissolution inasmuch as the adoption of a resolution as to the advisability of the dissolution and the notice to the Corporation’s stockholders will be mandated in the Amended and Restated Certificate of Incorporation. Such mechanism will be implemented by the board of directors in the same fashion as other governing matters (such as the classified board) set forth in the Certificate of Incorporation. We have therefore revised the risk factor on page 12 to read as follows:
     “If we do not timely consummate a business combination, we will be required to dissolve, but such dissolution requires the approval of holders of a majority of our common stock in accordance with Delaware law. Without this shareholder approval, we will not be able to dissolve and liquidate and we will not distribute funds from our trust account to holders of our common stock sold in this offering.
     “If we do not complete a business combination within 18 months after the consummation of this offering (or within 24 months after the consummation of this offering if a letter of intent, agreement in principle or definitive agreement is executed within 18 months after the consummation of this offering and the business combination relating thereto is not consummated within such 18-month period), our certificate of incorporation (a) provides that our corporate powers will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities and (b) requires that our board of directors within 15 days adopt a resolution finding our dissolution advisable and provide notice as soon as possible thereafter of a special meeting of stockholders to vote on our dissolution. Pursuant to Delaware law, our dissolution also requires the affirmative vote of stockholders owning a majority of our then outstanding common stock. In the event that we do not initially obtain approval for our dissolution by stockholders owning a majority of our outstanding common stock, we will continue to take all reasonable actions to obtain such approval, which may include adjourning the meeting from time to time to allow us to obtain the required vote and retaining a proxy solicitation firm to assist us in obtaining such vote. However, we cannot assure you that our stockholders will approve our dissolution in a timely manner or ever approve our dissolution. If we are not able to obtain approval from a majority of our stockholders, we cannot dissolve and liquidate and we will not be able to distribute funds from our trust account to holders of our common stock sold in this offering and these funds will not be available for any other corporate purpose.”

Additionally, we believe that automatically limiting the corporate powers in the event a business combination is not timely completed minimizes the risk that management, the board of directors and/or the stockholders will have the power, authority or incentive to pursue any business strategy other than the Corporation’s prompt dissolution and liquidation. We also believe that the Amended and Restated Certificate of Incorporation should minimize the length of time the corporation will hold the trust funds and potentially trigger Investment Company Act of 1940 concerns. We have nonetheless expanded the disclosure in the “Use of Proceeds” section on page 26 discussing the intended investments of the trust funds to provide as follows:
     “The net proceeds of this offering held in the trust account and moneys held by us and not immediately required for the purposes set forth above will only be invested in “government securities,” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, so that we are not deemed to be an Investment Company under that act. A portion of the interest income derived from investment of these net proceeds during this period will be paid to us periodically as described in this prospectus and used to defray our general and administrative expenses, as well as costs relating to compliance with securities laws and regulations, including associated professional fees, until a business combination is completed. The interest rate earned on the trust account will be the prevailing interest rate on short-term U.S. treasury securities and money market funds that comply with certain conditions under Rule 2a-7 of the Investment Company Act of 1940. These rates will vary from time to time. On April 20, 2006, the yield on 30-day treasury bills was approximately 4.5% per annum. Based on such prevailing rates, we believe that the income received by the trust fund will be sufficient to provide the contemplated amount of working capital. However, this offering is not intended for persons who are seeking a return on investments in government securities. The escrow account and the purchase of government securities for the account is intended as a holding place for funds pending the earlier to occur of either (i) the consummation of our primary business objective, which is a business combination, or (ii) absent a business combination, our dissolution and return of the funds held in this account.”
2.	With respect to the Staff’s suggestion that we include additional detail with respect to the process and procedures to be utilized in connection with the corporation’s dissolution under Delaware law, we have expanded the relevant disclosure on page 39 in the section entitled “Proposed Business—Effecting a Business Combination—Liquidation if no business combination” to read as follows:

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     “If we do not complete a business combination within 18 months after the consummation of this offering, or within 24 months after the consummation of this offering if the extension criteria described below have been satisfied, our Certificate of Incorporation (a) provides that our corporate powers will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities and (b) requires that our board of directors within 15 days adopt a resolution finding our dissolution advisable and provide notice as soon as possible thereafter of a special meeting of stockholders to vote on our dissolution. Pursuant to Delaware law, our dissolution also requires the affirmative vote of stockholders owning a majority of our then outstanding common stock. We will promptly prepare a proxy statement and notice of special meeting in accordance with the requirements of Delaware law and the federal securities laws, which proxy statement will be required to be submitted to and reviewed by the Securities and Exchange Commission, and thereafter forward the proxy statement and notice of meeting to our stockholders no less than 10 nor more than 60 days prior to our special meeting of stockholders soliciting stockholder votes with respect to our dissolution. In the event that we do not initially obtain approval for our dissolution by stockholders owning a majority of our outstanding common stock, we will continue to take all reasonable actions to obtain such approval, which may include adjourning the meeting from time to time to allow us to obtain the required vote and retaining a proxy solicitation firm to assist us in obtaining such vote. However, we cannot assure you that our stockholders will approve our dissolution in a timely manner or ever approve our dissolution. If we are not able to obtain approval from a majority of our stockholders, we cannot dissolve and liquidate and we will not be able to distribute funds from our trust account to holders of our common stock sold in this offering and these funds will not be available for any other corporate purpose.”
     We look forward to hearing from the Staff following review of the above as well as the relevant pages of the proposed Amendment No. 8 which are attached in pdf form for your convenience.

Yours very truly,

/s/ Kathleen L. Cerveny

Enclosures

cc:	Gary A. Simanson
Phillip J. Kushner, Esq.

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